SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

File No. 000-21138

(CHECK ONE)           [X] Form 10-K and Form 10-KSB                       [ ] Form 11-K                  [ ] Form 20-F
                                     [ ] Form 10-Q and Form 10-QSB                        [ ] Form N-SAR

      For Period Ended December 31, 2003

[ ] Transition Report on Form 10-K and Form KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

For the transition period ended _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Part III, Items 10, 11, 12, 13, and 14

PART I

REGISTRANT INFORMATION

Full name of registrant:         ENER1, INC.

Former name if applicable:

Address of principal executive office (Street and Number)       500 West Cypress Creek Road-Suite 100

City, State and Zip Code      Ft. Lauderdale, Florida 33309

PART II

RULE 12b-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) [X]

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

        State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets If Needed.)

        The Registrant intended to include the Part III information of Form 10-KSB in the Registrant’s definitive proxy statement. It was anticipated at the time of the 10-KSB filing that the Registrant’s definitive proxy statement would be filed within 120 days of the end of the Registrant’s fiscal year. However, due to unanticipated delays in filing the definitive proxy statement, the Registrant is unable to file Items 10, 11, 12, 13, and 14 of Part III of its Annual Report on Form 10-KSB for the year ended December 31, 2003 within the prescribed time period without unreasonable effort or expense.

PART IV

OTHER INFORMATION

    (1)        Name and telephone number of person to contact in regard to this notification.

RONALD STEWART               (954)                        556-4020
       (Name)                           (Area Code)         (Telephone Number)

    (2)        Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such short period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [ ] No

    (3)        Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                                                ENER1, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:          4/30/04                                                                       BY: /s/ Kevin P. Fitzgerald
                                                                                                                  Kevin P. Fitzgerald, Chief Executive Officer